Exhibit 99.3

GRANT THORNTON LLP	October 20, 2021
200 S. Sixth St.
Suite 1400
Minneapolis, MN 55402

D +1 612 332 0001	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Superintendent of Securities (Newfoundland and Labrador)

RE: ImmunoPrecise Antibodies Ltd. (the “Corporation”)

We have read the notice of change of auditor (the “Notice”) of the Corporation dated October 13, 2021 and are in agreement with the statements in such Notice as it relates to Grant Thornton LLP.

Very truly yours,